Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of October 25, 2012 and appears as Exhibit 99.1 to Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2012.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2012. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of Manitoba ends March 31. Fiscal 2012 and 2011-2012 refer to the fiscal year ended March 31, 2012 and, unless otherwise indicated, 2011 means the calendar year ended December 31, 2011. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 24, 2012, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $0.9946.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$48,902	$51,676	$51,554	$54,275	$56,947	3.9%
Change in Real Gross Domestic Product
Manitoba	2.8%	4.0%	-0.5%	2.3%	2.2%	—
Canada	2.1%	1.1%	-2.8%	3.2%	2.6%	—
Manufacturing Shipments	$16,179	$16,373	$14,653	$14,422	$15,316	-1.4
Farm Cash Receipts	4,363	4,829	4,848	4,852	4,889	2.9
Capital Investment	8,903	10,008	9,694	11,218	11,385	6.3
Personal Income	38,178	40,517	41,213	42,422	44,022	3.6
Population at July 1 (in thousands)	1,194	1,206	1,220	1,236	1,252	1.2
Average Unemployment Rate	4.4%	4.2%	5.2%	5.4%	5.4%
Change in Consumer Price Index (Manitoba)	2.0	2.3	0.6	0.8	3.0
Average Exchange Rate (C$ per U.S.$)	1.0748	1.0660	1.1420	1.0299	0.9891

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars)
Total Revenue	12,496	12,765	12,665	13,240	13,855
Total Expense	(11,938)	(12,314)	(12,848)	(13,419)	(14,854)

Summary Net Income (Loss)	558	451	(183)	(179)	(999)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 24.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars)
Consisting of
Net Direct Funded Borrowings	$18,003	$19,401	$20,820	$22,735	$25,693
Net Provincial Guaranteed Borrowings	352	402	255	165	257
	$18,355	$19,803	$21,075	$22,900	$25,950

Issued for
General Government Programs (1)	$8,966	$9,582	$10,852	$11,865	$13,918
Self-Sustaining Purposes	8,891	9,748	10,158	10,984	11,985
Loans Payable to the Government of Canada and Government Business Enterprises (2)	498	473	65	51	47
	$18,355	$19,803	$21,075	$22,900	$25,950

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	18.3%	18.5%	21.0%	21.9%	24.4%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)	Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2008	2009		2010		2011		2012
	(In millions of dollars)
Total Financial Assets (1)	$11,885	$8,956	(2)	$9,840	(2)	$9,931	(2)	$10,628	(2)

Liabilities:
Borrowings (3)	14,734	14,891		16,142		17,150		19,603
Accounts Payable, accrued charges, provisions and unearned revenue	3,242	3,554		3,537		3,575		3,902
Pension Liability	4,470	1,991	(2)	1,768	(2)	1,731	(2)	1,634	(2)

Total Liabilities	22,446	20,436		21,447		22,456		25,139

Summary Net Debt	$10,561	$11,480		$11,607		$12,525		$14,511

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	21.6%	22.2%		22.5%		23.1%		25.5%

(1)	Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.
(2)	Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.
(3)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Brandon
Portage la Prairie
WINNIPEG
Steinbach
Ontario
Saskatchewan
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2012 was 1,267,003, an increase of 1.2% over the prior year. Winnipeg Census Metropolitan Area had an estimated population of 762,800 in 2011. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The City is also a major rail, truck and air transportation hub by virtue of its geographical position in the centre of the continent.

The second largest City in the Province is Brandon, with an estimated population of 48,449 in 2011. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Federal Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdiction over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on October 4, 2011, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 6, 2015. In the event of a Federal election in the fall of 2015, the Manitoba general election would take place on April 19, 2016.

The following table sets forth the results of the three most recent elections of the Province.

	2003	2007	2011

New Democratic Party of Manitoba	35	36	37
The Progressive Conservative Party of Manitoba	20	19	19
Manitoba Liberal Party	2	2	1

Total	57	57	57

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; wholesale trade; retail trade; transportation and storage; construction; information and culture; agriculture; and utilities. The largest components of manufacturing are food processing; primary metals; machinery; chemicals; aerospace parts; other transportation equipment; fabricated metals; plastics and rubber; wood products; paper; and printing. Agricultural production is diversified between crops and livestock. In terms of transportation, Manitoba is a major centre for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

The annual economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, including a broad industrial base, balanced exports to interprovincial and global markets, relatively healthy household balance sheets and a stable labour market. Over the last five years, Manitoba posted the second strongest average annual growth among the Provinces. During the global recession in 2009, Manitoba fared better than other Provincial economies, contracting by 0.5% compared to national average decline of 2.8%.

With the global recovery slowing in 2011, overall economic activity in Manitoba remained stable and continued to progress close to its historical average annual rate. The Manitoba Bureau of Statistics estimates that Manitoba’s economy grew 2.2% in 2011 following 2.3% growth in 2010. A review of major economic indicators shows modest improvements in economic developments in Manitoba through the first half of 2012. Preliminary estimates of the 2012 crop harvest indicate a solid recovery in agriculture following two challenging years.

The following table sets forth growth rates in 2011 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2011.

	Manitoba	Canada

Housing Starts	3.3%	2.1%
Retail Sales	4.3	4.1
Manufacturing Sales	6.2	7.8
Gross Domestic Product	4.9	5.9
Real Gross Domestic Product	2.2	2.6
Capital Investment	1.5	6.9
Foreign Merchandise Exports	14.1	12.0
Farm Cash Receipts	0.8	11.8
Value of Mineral Production	24.2	N/A
Consumer Price Index	3.0	2.9
Employment	0.8	1.6
Average Unemployment Rate	5.4	7.4

Reflecting a continued economic recovery in 2012, the survey average of private sector forecasts of real GDP published in the 2012 Manitoba budget was 2.3%. According to the February 2012 Statistics Canada survey of investment intentions, capital investment was expected to increase by 4.7% to $11.9 billion, with a public capital investment decrease of 3.1% and a private capital investment increase of 8.3%.

The following table sets forth the year-to-date growth rates where available for 2012 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba	Canada

Housing Starts (June)	38.0%	18.3%
Retail Sales (July)	2.4	3.5
Manufacturing Sales (August)	2.1	5.2
Foreign Merchandise Exports (August)	6.0	5.5
Farm Cash Receipts (March)	14.8	16.9
Consumer Price Index (September)	1.6	1.7
Employment (September)	0.8	1.0
Unemployment Rate (September)	5.3	7.3
Population (July)	1.2	1.1

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2007 through 2011. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$48,902	$51,676	$51,554	$54,275	$56,947	3.9%
Canada	1,566,015	1,645,875	1,564,790	1,664,762	1,762,432	3.0

Real Gross Domestic Product
Manitoba (2)	$41,098	$42,728	$42,516	$43,498	$44,469	2.0
Change	2.8%	4.0%	-0.5%	2.3%	2.2%
Canada (3)	$1,566,015	$1,583,164	$1,538,834	$1,587,558	$1,628,295	1.0
Change	2.1%	1.1%	-2.8%	3.2%	2.6%
Personal Income	$38,178	$40,517	$41,213	$42,422	$44,022	3.6
Personal Income Per Capita (in Dollars)	31,986	33,605	33,784	34,330	35,170	2.4
Retail Sales	14,016	14,980	14,915	15,766	16,448	4.1
Capital Investment	8,903	10,008	9,694	11,218	11,385	6.3
Housing Starts (Units)	5,738	5,537	4,174	5,888	6,083	1.5
Change in Consumer Price Index
Manitoba	2.0%	2.3%	0.6%	0.8%	3.0%
Canada	2.2%	2.3%	0.3%	1.8%	2.9%
Population (July 1) (in thousands)
Manitoba	1,194	1,206	1,220	1,236	1,252	1.2
Canada	32,928	33,318	33,727	34,127	34,484	1.2

Employment (in thousands)	598.6	608.5	608.3	619.8	624.5	1.1

Average Unemployment Rate	4.4%	4.2%	5.2%	5.4%	5.4%
Average exchange rate (C$ per U.S.$)	$1.0748	$1.0660	$1.1420	$1.0299	$0.9891

(1)	At market prices.
(2)	Expressed in 2002 chained dollars.
(3)	Expressed in 2007 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a balanced and diversified economy. In 2011, goods producing industries accounted for 25.4% of real gross domestic product at basic prices. Manufacturing accounted for 10.8% of real gross domestic product at basic prices, construction for 4.9% and agriculture for 3.9%. The commercial service sector accounted for 54.1% of real gross domestic product at basic prices, and the non-commercial service sector for 20.5%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2007 through 2011.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of 2002 chained dollars)
Goods Producing Industries
Manufacturing	$4,623	$4,653	$4,185	$4,188	$4,372	– 1.4%
Construction	1,652	1,887	1,859	2,013	1,999	4.9
Agriculture	1,816	2,114	2,128	1,849	1,578	– 3.4
Utilities	1,543	1,525	1,488	1,453	1,501	– 0.7
Minerals	662	645	650	731	778	4.1
Forestry, Fishing and Trapping	82	76	75	86	89	2.1

Total Goods Producing Industries	10,378	10,898	10,384	10,321	10,317	– 0.1

Service Producing Industries Commercial Services
Finance, Insurance and Real Estate	3,771	3865	3,923	4,066	4,172	2.6
Owner-Occupied Dwellings (2)	3,237	3,354	3,479	3,617	3,723	3.6
Retail Trade	2,545	2,624	2,648	2,781	2,824	2.6
Transportation and Storage	2,628	2,589	2,496	2,582	2,668	0.4
Wholesale Trade	2,369	2,838	2,763	2,932	3,098	6.9
Information and Culture	1,561	1,604	1,625	1,643	1,710	2.3
Professional and Scientific	982	956	1,022	1,033	1,061	1.9
Accommodation, Food and Beverage	777	793	793	811	846	2.2
Business Services	663	678	659	691	714	1.8
Other Services	1,069	1,100	1,110	1,140	1,176	2.4

Total Commercial Services Industries	19,603	20,401	20,518	21,295	21,990	2.9

Non-commercial Services
Health and Welfare	2,954	3,025	3,080	3,153	3,226	2.2
Education	1,972	2,033	2,116	2,186	2,241	3.3
Federal Administration	1,267	1,293	1,320	1,330	1,354	1.7
Provincial Administration	870	880	908	933	963	2.6
Municipal Administration	519	523	533	538	553	1.6

Total Non-commercial Services Industries	7,582	7,754	7,957	8,140	8,336	2.4

Total Service Producing Industries	27,185	28,155	28,475	29,435	30,326	2.8

Real Gross Domestic Product at Basic Prices (3)	$37,563	$39,053	$38,859	$39,756	$40,643	2.0

(1)	Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2002 chained dollars.
(2)	Imputed rent value of Owner-Occupied Dwellings.
(3)	Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well diversified, producing a wide range of consumer and industrial goods. In 2011, manufacturing accounted for 10.8% of Manitoba’s real GDP and 10.4% of employment.

The largest industry, food, accounts for 23.2% of total sales, and produces a broad range of products. The next largest industries are: primary metals (15.5% of sales); machinery, mainly agricultural implements (11.1% of sales); chemicals, primarily pharmaceuticals and agricultural products (8.0% of sales); aerospace equipment (6.7% of sales); and other transportation equipment, primarily buses (6.2% of sales). The remaining industries range in size from 5.5% to 2.3% of sales.

In 2011, manufacturing sales increased 6.2% due to increases in most sectors except printing, food, plastics and rubber and wood products. Both non-durables and durables recovered in 2011. Non-durables increased 2.2% and durables advanced 9.3%.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2007 through 2011.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars)
Non-durables
Food	$3,621.1	$3,723.6	$3,688.6	$3,675.6	$3,560.1	–0.5%
Chemicals	826.7	1,126.9	1,032.7	913.5	1,223.4	10.3
Plastics and Rubber	677.2	656.9	614.2	607.2	601.3	–2.9
Printing	537.8	591.7	461.5	400.9	353.2	–10.0
Paper Products	445.8	442.3	377.4	347.3	359.7	–5.2
Other Non-durables	490.5	431.6	410.1	416.0	405.5	–4.6
Durables
Primary Metals	3,050.2	2,627.0	1,845.8	2,103.7	2,372.8	–6.1
Total Transportation Equipment	2,199.7	2,050.0	1,884.1	1,859.0	1,975.3	–2.7
of which Aerospace parts	859.9	921.4	950.5	943.8	1,030.0	4.6
Machinery	1,181.0	1,493.9	1,508.6	1,366.9	1,697.4	9.5
Fabricated Metals	796.7	891.4	829.8	801.7	846.0	1.5
Wood Products	620.1	573.5	427.6	433.0	424.5	–9.0
Other Durables	1,721.5	1764.5	1,572.5	1,497.1	1,496.7	–3.4

Total	$16,178.7	$16,373.4	$14,653.0	$14,421.9	$15,316.0	–1.4

Source: Statistics Canada.

Manufacturing shipments continue to advance and in the first eight months of 2012, the value of manufacturing sales increased 2.1% compared to the first eight months of 2011. The principal increases are a 25.1% increase in wood products, a 17.0% increase in machinery, a 11.9% increase in transportation equipment and a 8.3% increase in fabricated metals. Decreases are in food, down 8.8%, printing, down 8.2%, chemicals, down 1.2% and plastics and rubber down 0.9%.

Agriculture. Agriculture is an important sector of the Manitoba economy with many linkages to other industries. The agriculture sector represented 3.9% of the Manitoba economy in 2011. Crop, livestock and processed food products represented one-third of total provincial exports last year. Farm cash market receipts comprise 57% crops and 43% livestock and are well diversified within these major sectors of production.

In 2011, flooding caused by excessive precipitation reduced seeded and harvested acreage and lowered crop yields for many crops. Total farm cash receipts increased 0.8% in 2011. With a combination of higher prices, lower production and a reduction in inventory, crop receipts decreased 8.9% with oilseeds receipts down 4.6% and wheat receipts up 7.7%. Livestock receipts increased 6.8% as a result of a 13.3% increase in hog receipts. Agriculture benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as direct payments. In 2011, direct payments increased 45.8%, with crop insurance payments increasing 85.0%.

In September 2008, the United States introduced Country of Origin Labeling (COOL), which has dramatically altered the Canada-U.S. livestock trade. The U.S. COOL law requires labels for fresh beef, pork and lamb, exempting processed meat. Since the initial implementation of COOL, U.S. processors have been unwilling or unable to modify their production to permit compliance with the new requirements, as applied to Canadian sourced livestock. As a consequence, livestock exports have been significantly reduced.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2007 through 2011.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars)
Crops
Oilseeds	$848.6	$1,140.1	$1,183.6	$1,262.5	$1,204.0	9.1%
Wheat	643.9	848.5	801.2	734.4	790.7	5.3
Vegetables	218.6	236.6	289.2	236.8	199.9	–2.2
Other Grains	271.6	310.7	207.5	204.5	210.9	– 6.1
Specialty and Forage	222.6	240.2	212.2	183.2	194.9	– 3.3
Other (1)	–7.4	–13.1	110.9	121.5	-101.1	N/M

Total Crops	2,198.0	2,763.0	2,804.6	2,742.8	2,499.3	3.3

Livestock
Hogs	802.8	701.1	719.0	816.5	925.1	3.6
Cattle and Calves	503.1	520.1	438.4	444.3	421.4	–4.3
Dairy	203.1	226.0	228.5	228.1	243.5	4.6
Poultry and Eggs	182.4	206.9	205.0	200.6	214.3	4.1
Other Livestock	60.8	61.9	65.6	70.3	76.1	5.8

Total Livestock	1,752.1	1,716.1	1,656.6	1,759.8	1,880.3	1.8

Direct Payments	412.6	350.4	386.3	349.4	509.4	5.4

Total	$4,362.7	$4,829.4	$4,847.5	$4,852.0	$4,889.0	2.9

Net Cash Income (2)	$828.0	$867.7	$1,036.0	$1,165.6	$1,161.8	8.8

(1)	Includes other crops, and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Manitoba Bureau of Statistics and Statistics Canada.

In 2012, crop production volumes are expected to increase from 2011 levels, due to a rebound from two years with higher than normal precipitation. Statistics Canada estimates that, as of October 4, 2012, the volume of Manitoba wheat and canola (included in oil seed) production has increased 73.6% and 24.7%, respectively, relative to 2011.

Cattle production in Manitoba is expected to decrease. Cattle demand is lower in the first half of 2012, with less domestic slaughter and lower interprovincial exports. Exports to the U.S. have increased but remain at historically low levels. As a result, fewer calves are bred which will reduce the inventory. For hogs, the total inventory has increased 1.6% in the first half of 2012. In the first half of the year, exports have increased to interprovincial markets, as well as to the U.S. market, and domestic slaughter has increased marginally.

Minerals. The mining sector is Manitoba’s second-largest primary industry. Mining ore, refined metal, and oil output comprised a fifth of Manitoba exports. The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include silver, platinum, cobalt, selenium, and cesium. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

The expansion of petroleum production in the Province has led to increased diversity in Manitoba’s minerals sector. Since 2004, the contribution of oil production has more than doubled from 20% of real mining GDP to 52% in 2011. During the same period, the contribution of metal ore production has declined from 62% to 39% of real mining GDP. Despite the redistribution within the sector, the contribution of minerals to total output in Manitoba has remained relatively stable.

In 2011, the value of mineral production in Manitoba increased 24.2% to $3,205.8 million. The value of metals production increased 11.7% in 2011 predominantly as a result of higher prices for metals. Metals accounted for 51% of the gross value of mineral production in 2011. The value of gold production increased 44.6% as a result of higher production volumes and prices. The value of petroleum production increased 51.4%, reflecting increased production volume and prices, while the value of industrial minerals production decreased 6.0%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2007 through 2011.

GROSS VALUE OF MINERAL PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars)
Metals
Nickel	$1,346.5	$715.5	$532.0	$661.7	$606.1	–18.1%
Copper	424.7	381.9	289.7	413.3	508.9	4.6
Zinc	367.9	196.4	144.2	166.4	164.8	–18.2
Gold	89.6	113.7	142.3	177.4	256.5	30.1
Other Metals	101.8	124.3	71.1	55.7	110.0	2.0

Total Metals	2,330.6	1,531.8	1,179.2	1,474.5	1,646.4	–8.3
Petroleum	591.0	839.7	624.6	905.6	1,371.3	23.4
Industrial Minerals	149.0	155.2	162.2	200.1	188.1	6.0

Total	$3,070.6	$2,526.7	$1,966.0	$2,580.1	$3,205.8	1.1

Sources: Natural Resources Canada and Manitoba Department of Innovation, Energy and Mines.

Lower prices for nickel, copper and zinc are expected to weigh on total value of metals production in 2012. Through the first seven months of 2012 Manitoba’s oil production is up 25.9%, while the prices are down by 7.8%. As a result, the value of oil production has increased 15.3% relative to the same period last year.

Hudson Bay Mining and Smelting Co Limited (HudBay) closed its Flin Flon copper smelter in June 2010 (smelting operations are reflected in Manufacturing — Primary Metals, rather than under Mineral Production). HudBay’s Trout Lake copper mine was closed at the end of the second quarter of 2012, and its Chisel North zinc mine was scheduled for shutdown in the third quarter. However, its Lalor Lake gold and copper mine has opened and HudBay has announced that production will increase to full capacity by 2018. In addition, the Reed Lake copper project is expected to open in 2013 with an announced five-year mining life. HudBay has announced that it intends to build a concentrator at its Lalor mine for $144 million, to be completed in 2014.

Services. The service sector comprises a wide range of activities including wholesale and retail trade, transportation, finance, tourism and personal services. From 2007 through 2011, commercial service industries accounted for 48.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 28.0%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because the Winnipeg international airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services. The redevelopment of the Winnipeg air terminal is complete and will complement the 20,000 acre CentrePort inland port and free trade zone that offers development opportunities for distribution, warehousing and manufacturing operations, linked to rail, air cargo and trucking facilities.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the City is the centre of Canada’s grain trade. ICE Futures Canada, located in Winnipeg, is the only commodity exchange, and the second largest futures exchange, in Canada. Six grain companies have their head office or Canadian head office in Winnipeg. The Canadian Wheat Board (CWB) is located in Winnipeg. The status of CWB has recently changed. With the new Marketing Freedom for Grain Farmer Act, the CWB is no longer the single-desk agent for Canadian prairie wheat and barley. Western Canadian farmers may now choose how they market their crops. However, the CWB has projected it will market 35% to 40% of the 2012 crop. Winnipeg is also the headquarters of one of Canada’s largest mutual fund companies, Investors Group, and one of Canada’s largest life insurance companies, The Great-West Life Assurance Company.

Manitoba’s central location, low-cost office space and multilingual labour force have contributed to the expansion of call centres (telemarketing and customer service centres) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. A growing population has stimulated real estate development in Manitoba. Residential construction advanced in 2011with total and multiple starts at their highest level since 1987. Single detached housing starts were up 3.3%, while multiple starts were up 17.8% and accounted for 37% of all starts in 2011.

Winnipeg serves as a regional wholesale and retail centre for all of southern Manitoba. In 2011, retail sales in Manitoba increased 4.3% to $16.4 billion. In the first seven months of 2012, retail sales increased 2.4% compared to the same period of 2011.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2011, total exports of Manitoba goods and services to foreign markets and other Provinces increased 8.3% to $32.9 billion. Total imports increased 6.0% to $35.1 billion. The trade deficit was $2.2 billion. Total exports were equal to 57.7% of GDP while total imports were equal to 61.6%.

The following table sets forth categories of selected trade indicators for the calendar years 2007 through 2011.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services
International	$16,622	$17,077	$14,370	$14,834	$16,606
Interprovincial	14,338	15,269	15,143	15,521	16,277

Total Exports of Goods and Services	30,960	32,346	29,513	30,355	32,883

Ratio of total exports to Nominal Gross Domestic Product	63.3%	62.6%	57.2%	55.9%	57.7%
Imports of Goods and Services
International	13,751	14,984	14,041	14,909	15,873
Interprovincial	17,871	19,048	17,354	18,195	19,220

Total Imports of Goods and Services	31,622	34,032	31,394	33,104	35,093
Ratio of total imports to Nominal Gross Domestic Product	64.7%	65.9%	60.9%	61.0%	61.6%

Trade Balance	$(663)	$(1,686)	$(1,881)	$(2,749)	$(2,210)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 93.5% of all international exports in 2011 (92.9% in 2010), while services accounted for 6.5% in 2011 (7.1% in 2010).

Goods exports accounted for 49.6% of all interprovincial exports in 2011 (49.1% in 2010), while services accounted for 50.4% in 2011 (50.9% in 2010).

Goods imports accounted for 84.4% of all international imports in 2011 (83.9% in 2010), while services accounted for 15.6% in 2011 (16.1% in 2010).

Goods imports accounted for 50.3% of all interprovincial imports in 2011 (49.9% in 2010), while services accounted for 49.7% in 2011 (50.1% in 2010).

Foreign Merchandise Exports

In 2011, foreign merchandise exports amounted to $11.7 billion, an increase of 14.1% from 2010. The increase reflected the general impact of the global recovery and was spread across a number of sectors. In 2011, of the total foreign merchandise exports, 60.8% were to the United States, 22.9% to Asia, 5.2% to Europe and 2.8% to Mexico.

Over the five years 2007 to 2011, exports to the United States decreased by 15.0% (representing a compound annual growth rate of –4.0%) and exports to all other countries increased by 19.0% (representing a compound annual growth rate of 4.5%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2007 through 2011.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars)
Manufacturing
Food	$1,237.8	$1,506.7	$1,385.3	$1,366.8	$1,529.8	5.4%
Primary Metals	2,716.8	1,938.6	1,088.5	1,232.8	1,101.4	–20.2
Transportation Equipment	1,116.3	962.7	993.2	836.5	906.8	–5.1
Machinery	786.0	1,020.6	946.3	884.1	1,106.6	8.9
Chemicals	706.0	619.1	673.1	611.8	908.7	6.5
Plastics	289.3	293.0	287.5	283.0	277.5	–1.0
Paper and Allied	239.7	271.7	209.4	180.7	207.9	–3.5
Electrical Equipment	160.4	179.2	153.7	142.5	141.5	–3.1
Fabricated Metal	178.7	186.3	128.9	142.6	160.2	–2.7
Petroleum and Coal	115.9	110.8	114.6	91.7	79.1	–9.1
Wood Products	277.2	189.9	109.6	90.0	92.0	–24.1
Furniture and Fixtures	195.4	137.9	99.7	98.1	92.7	–17.0
Computers and Electronics	97.0	128.2	98.1	117.7	137.7	9.2
Printing and Publishing	118.0	102.6	93.6	92.4	86.6	–7.5
Other	179.7	182.9	118.5	105.9	98.7	–13.9

Total Manufacturing	8,414.3	7,830.2	6,500.1	6,276.9	6,927.1	–4.7

Agriculture
Oilseeds	680.5	1,112.8	975.3	979.1	1,032.2	11.0
Wheat	696.1	1,118.8	984.8	886.7	921.3	7.3
Other Grains	244.0	332.8	191.9	184.7	207.6	–4.0
Cattle	280.0	306.4	187.9	167.2	101.8	–22.4
Hogs	405.9	279.7	193.0	225.0	226.0	–13.6
Vegetables	141.8	160.2	143.0	173.2	186.8	7.1
Other Agriculture	80.5	83.0	65.0	55.7	68.6	–3.9

Total Agriculture	2,528.9	3,393.8	2,740.9	2,671.6	2,744.2	2.1

Minerals	357.9	760.4	484.2	520.2	1,302.9	38.1
Electricity	480.0	476.5	320.5	320.4	288.8	–11.9
Other Primary	4.4	3.9	3.7	3.1	4.0	–2.4
Other	410.6	507.1	517.2	444.7	409.2	–0.1

Total	$12,196.0	$12,971.9	$10,566.6	$10,236.9	$11,676.2	–1.1

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2012 were up 6.0% compared to the first eight months of 2011. On a year-to-date basis, exports to the United States have increased by 12.5% while exports to other countries have decreased by 4.3%.

Capital Investment

In 2011, capital investment increased 1.5%. The largest percentage increases in capital investment occurred in manufacturing; other capital (primarily accommodation, food services, arts, entertainment and recreation); professional and scientific services; retail trade; public administration; minerals; wholesale trade; housing and transportation and storage. The decreases in capital investment occurred in education services; utilities; real estate; finance and insurance; health care and social services; agriculture; construction; and information and culture. The Statistics Canada survey of investment intentions published in February 2012 indicated that capital investment in 2012 was expected to increase by 4.7%. Private capital investment was expected to increase 8.3% and public investment to decrease 3.1%. The largest increases were expected to occur in other capital (primarily accommodation, food services, arts, entertainment and recreation); manufacturing; minerals; wholesale trade; real estate and transportation and storage. The largest decreases were expected to occur in utilities; public administration; professional and scientific services; health care and social services; and information and culture.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2007 through 2011.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate 2007-2011

	2007	2008	2009	2010	2011
	(In millions of dollars)
Housing	$2,099.3	$2,309.8	$2,246.1	$2,650.9	$2,806.7	7.5%
Public Administration	1,322.8	1,509.1	1,400.2	1,422.8	1,565.9	4.3
Utilities	820.5	887.1	959.7	1,633.9	1,294.1	12.1
Transportation and Storage	659.0	1,141.0	1,230.1	741.3	756.1	3.5
Minerals	554.7	673.8	568.2	1,190.4	1,283.0	23.3
Agriculture	423.6	438.7	561.3	567.3	526.7	5.6
Finance and Insurance	599.4	516.5	396.6	312.7	270.6	–18.0
Manufacturing	570.8	540.1	381.5	357.6	603.2	1.4
Real Estate	315.2	314.9	232.5	267.3	227.8	–7.8
Education	236.1	209.7	216.2	375.6	247.5	1.2
Retail Trade	297.9	360.2	285.3	263.7	293.9	–0.3
Information and Culture	230.3	262.5	271.3	325.1	318.3	8.4
Wholesale Trade	172.2	216.6	165.7	222.8	238.7	8.5
Construction	138.4	171.6	131.7	195.7	190.0	8.2
Health Care and Social Services	183.3	169.7	285.4	289.6	253.1	8.4
Professional and Scientific	82.8	72.9	73.9	80.4	94.6	3.4
Other	196.2	213.8	288.6	320.4	414.9	20.6

Total	$8,902.5	$10,008.0	$9,694.3	$11,217.5	$11,385.1	6.3

Private	$6,267.4	$7,166.2	$6,657.4	$7,635.2	$7,783.7	5.6
Public	2,635.1	2,841.8	3,036.9	3,582.3	3,601.4	8.1

Source: Statistics Canada.

Labour Force

In 2011, employment increased 0.8% with growth occurring in construction; health services; finance; utilities; public administration; manufacturing; information, culture and recreation; accommodation and food services; and wholesale and retail trade. Declines were recorded in business and administrative services; education; forestry, fishing and mining; agriculture; the other services category; professional, scientific and technical services; and transportation and storage. In 2011, the average unemployment rate in Manitoba was 5.4%, the second lowest of any Province in Canada and significantly lower than Canada’s rate of 7.4%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2007 through 2011.

LABOUR FORCE

	Annual Averages
	2007	2008	2009	2010	2011

Labour Force (in thousands)	626.4	635.0	641.8	654.9	660.2
Employment (in thousands)	598.6	608.5	608.3	619.8	624.5
Participation Rate (%)	69.0	69.3	69.1	69.6	69.3
Participation Rate (Canada) (%)	67.4	67.7	67.1	67.0	66.8
Unemployment Rate (%)	4.4	4.2	5.2	5.4	5.4
Unemployment Rate (Canada) (%)	6.0	6.1	8.3	8.0	7.4

Source: Statistics Canada.

In the first nine months of 2012, seasonally adjusted employment in Manitoba increased 0.8% compared to the same period for 2011, reaching 628,900. Employment increases were recorded in the other services category; business and administrative services; transportation and storage; public administration; professional and scientific services; education; wholesale and retail trade; forestry, fishing and mining; accommodation and food services; information, culture and recreation; and construction. Declines were recorded in agriculture; utilities; manufacturing; finance; and health services.

In the first nine months of 2012, the seasonally adjusted unemployment rate in Manitoba averaged 5.3%, down from 5.4% in the same period in 2011. In the first nine months of 2012, the seasonally adjusted unemployment rate in Canada averaged 7.3%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2012 averaged 69.1%, down from 69.3% in the same period of 2011.

Energy

Refined petroleum and natural gas provided 44% and 26%, respectively, of the Province’s total energy needs in 2010, while 29% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA). The CICA’s Accounting Standards Board has announced that effective January 1, 2011 Government Business Enterprises (GBEs) are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, along with all other publicly accountable enterprises in Canada. For those entities currently reporting their operations under rate regulated accounting, that are now required to adopt IFRS as their basis of reporting, the CICA has allowed an extension to January 1, 2013 for the adoption of IFRS. The Manitoba Hydro-Electric Board has opted to exercise this extension. All other GBEs of the Province have adopted IFRS for their financial reporting

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown Organizations and GBEs. GBEs are entities whose principal activity is carrying on a business, including The Manitoba Hydro-Electric Board (Manitoba Hydro), Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, Workers Compensation Board, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation. These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for GBEs, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government Reporting Entity for the Summary Financial Statements, an organization must be controlled by the Government. Control, as defined by the PSAB of the CICA, is the power to govern the financial and operating policies of another organization together with the expected benefits or the risk of loss from the other organization’s activities. Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting. Under the modified equity method, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to cushion fluctuations in Provincial revenue and provide a more stable basis for fiscal decisions. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2012, the Fiscal Stabilization Account had $526.5 million in liquid assets (2011 — $681.9 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated. Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. Tax revenues are recorded at estimated amounts after considering adjustments for tax credits and other adjustments from the Government of Canada.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met and the amounts can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$367	$386	$257	$330	$424
Individual income tax	2,285	2,455	2,402	2,592	2,700
Other taxes:
Retail sales tax	1,473	1,569	1,570	1,618	1,702
Fuel taxes	248	253	255	256	269
Levy for health and education	341	261	264	269	292
Mining Tax	100	46	10	42	62
Education property tax	646	657	668	690	691
Other taxes	480	490	514	531	515
Fees and other revenue	1,628	1,722	1,792	1,828	1,906
Federal transfers:
Equalization	1,826	2,063	2,063	2,001	1,942
Canada Health and Canada Social Transfers	1,210	1,263	1,302	1,365	1,426
Shared cost and other	561	540	559	681	964
Net income from Government Business Enterprises	947	764	789	807	713
Sinking funds and other investments earnings	384	296	220	230	249

Total Revenue	12,496	12,765	12,665	13,240	13,855

Expense (2)
Health and Healthy Living	4,232	4,590	4,831	5,044	5,328
Education	3,224	3,091	3,227	3,330	3,489
Family Services	1,224	1,192	1,295	978	1,013
Community, Economic and Resource Development	1,420	1,729	1,813	2,400	2,771
Justice and Other Government	974	882	926	894	1,438
Debt Servicing	864	830	756	773	815

Total Expense	11,938	12,314	12,848	13,419	14,854

Net Income for the year	$558	$451	$(183)	$(179)	$(999)

(1)	Certain comparative amounts are restated to conform with the 2012 presentation.
(2)	Expenses prior to 2010/11 have not been restated to reflect a reorganization undertaken during the fiscal year 2012.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. Budget 2008 was the first budget to provide the financial overview of the Government Reporting Entity.

In October 2008, The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the Balanced Budget Act) was replaced with The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the New Balanced Budget Act), which reflected the shift to summary budgets and financial reporting. Under the previous Act, the Government was required to achieve a positive balance for Core Government operations each fiscal year and make a minimum contribution to the Debt Retirement Account. The balance was calculated by subtracting Core Government operating expenditures from Core Government revenue, and making adjustments for payments to the Debt Retirement Account and transfers from the Fiscal Stabilization Account.

Under the New Balanced Budget Act, each year the Government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the Government Reporting Entity for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account do not affect the calculation of balance.

Adjustments are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

Under the New Balanced Budget Act, if the balance at the end of a fiscal year is negative, the salaries of all members of the Executive Council would be reduced for the next fiscal year. These provisions do not apply in a fiscal year during which an election results in a change in the party forming the Government.

In June 2010, the New Balanced Budget Act was amended (the 2010 Amendment) to suspend until after March 31, 2014 the requirement that the Minister table a budget that projects a positive balance, as defined under the New Balanced Budget Act. Under the 2010 Amendment, the salaries of the Executive Council Members have been reduced to eighty percent of their salary prior to April 1, 2010, until March 31, 2014.

The New Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Act also provided authority for the Minister of Finance to transfer any additional amount the minister considered feasible for fiscal 2010 and fiscal 2011. In fiscal 2010, $20 million was transferred.

Under the 2010 Amendment these annual transfers to the Debt Retirement Account are not required until fiscal year 2015. However, for fiscal year 2010 through fiscal year 2014, at least $600 million of the Fiscal Stabilization Account must be applied to the amortization of increases of the general purpose debt, and related interest expense, attributable to negative net results for fiscal years within that period.

The New Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in Federal and Provincial taxes.

The New Balanced Budget Act requires that the Government release a summary budget for the Government Reporting Entity by April 30 of each year, except in unusual circumstances or if at any time in March or April the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in Budget 2012 set out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority		Measurable Outcomes
Transparency, Accountability and Fiscal Discipline	•	Summary Net Income

	•	Maintaining accountability for Core Government program expenditure and revenue

Stable and Affordable Government	•	Credit Ratings

	•	Expenditure as a percentage of Gross Domestic Product (GDP)

	•	Strengthening the management of public resources

Managing Debt	•	Debt retirement

	•	Net Debt to GDP ratio

Infrastructure and Capital Asset Renewal	•	Capital investments

Performance Measurement	•	Continued development of performance measurement capacity

These priorities will be reported on at the time the Public Accounts for the year are released.

The Government was required to comply with the Balanced Budget Act through fiscal year 2008, and to comply with the New Balanced Budget Act beginning with fiscal year 2009, subject to the 2010 Amendment.

The following table sets forth the compliance test under the New Balanced Budget Act for fiscal years 2009 and 2010 as the average of the net results for fiscal years within the four-year period:

NEW BALANCED BUDGET ACT COMPLIANCE (1)

Effective March 31, 2009

	Year Ending March 31,
	2007	2008	2009	2010
	(In millions of dollars)
Total Summary Revenue	$10,920	$12,437	$12,915	$12,647
Total Summary Expense	10,490	11,861	12,445	12,848

Summary Net Income	$430	$576	$470	$(201)

Average four year balance for New Balanced Budget Legislation purposes			$463	$319

(1)	Under The New Balanced Budget Act, the balance as at the end of a fiscal year is calculated as the average of the net results for the fiscal years within the four-year period ending at that time. The net result for each of those years is the net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for that fiscal year. Prior year accounting adjustments are not included in the Balanced Budget calculations as per the legislation.

The compliance test of the New Balanced Budget Act is suspended for Fiscal Years 2011-2014. The Amendment also suspended the requirement that the Comptroller prepare a statement for each fiscal year of the balance (as defined in the New Balanced Budget Act) at the end of each fiscal year and that the Auditor General report on such statement.

The following table sets forth the budgeted financing requirement for the Government Reporting Entity for fiscal year 2013:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$13
Manitoba Hydro	557
General Government Capital Investments	387
Other Self-Sustaining Programs	178
New Cash Requirements:
Manitoba Hydro	947
General Government Capital Investments	751
General Government Programs	448
Other Self-Sustaining Programs	390

Total Provincial Financing Requirement	$3,671

In the fiscal year 2012, the Province recorded a net loss of $999 million, which was $561 million greater than stated in Budget 2011, primarily as a result of the unprecedented flooding in 2011.

Total summary revenue was $13,885 million or $434 million higher than the budget estimate of $13,421 million. Significant variations from budget included a decrease of $68 million in the net income from Government Business Enterprises primarily due to poorer than anticipated results from The Manitoba Hydro-Electric Board; increases in fees and other revenue of $135 million, primarily the result of higher than forecast third party fees recovered by Crown organizations; and increased Federal transfers of $360 million primarily related to the impact of recoveries on 2011 flood related expenditures and the timing of shared cost programs.

Summary expenses were $14,854 million, an increase of $995 million from the budget estimate of $13,859 million. A significant portion of the increases in expenses related to the costs associated with 2011 flooding.

The Summary Budget for the fiscal year ending March 31, 2013 was presented to the Legislative Assembly on April 20, 2012.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues. Of its Total Revenue before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2013 of $11,158.9 million, the Province expects to derive $7,559.7 million, or about 67.8%, from Provincial sources. In the fiscal year ending March 31, 2012, Total Revenue before Transfer from Fiscal Stabilization Account was $11,187.6 million, of which $7,134.6 million, or about 63.8%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to apply both direct and indirect taxes while Provinces generally may apply direct taxes only. Local governments derive their taxing powers from the Provinces.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2013 is budgeted at $2,796.3 million, up from $ 2,682.5 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 0.0%. The rate for large businesses is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2013 is budgeted at $405.5 million, down from $423.6 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2013 is budgeted at $1,834.1 million, up from $1,702.2 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2013, the revenues from gasoline and motive fuel taxes are budgeted at $296.5 million, up from $240.6 million received in the previous fiscal year. There is also a tobacco tax of 25.0¢ per cigarette and 24.0¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2013 is budgeted at $256.4 million, up from $248.6 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2013, the levy is budgeted to yield $410.0 million, up from $396.2 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $3,599.2 million, or approximately 32.3%, of the Province’s total core revenue in the fiscal year ending March 31, 2013. This compares to $4,053.0 million or 36.2% in the previous fiscal year.

Unconditional transfers, primarily grants under a federally-funded provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $3,363.7 million, or approximately 30.1% of total core revenue in 2012/13 (including $201.3 million in “one-time” Total Transfer Protection (TTP) paid through the Equalization payments program. This compares to $3,358.6 million or 30.0% received in the previous fiscal year. Conditional transfers, consisting mainly of Federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST, the “major transfers,” are authorized by the Federal-Provincial Fiscal Arrangements Act. TTP ensures no Province receives less in combined major transfers than it did in the prior year. It was implemented as a one-time measure in 2010/11 to assist Provinces in dealing with the challenges of the recent recession and was extended for 2011/12 and again for 2012/13.

The Government of Canada’s Equalization program is intended to ensure provincial governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines what revenue each Province can raise on its own through typical levels of taxation and any shortfall relative to a 10-Province “standard” is paid out in Equalization. Entitlements are announced in advance of the fiscal year and are not subject to revision. The Province budgeted $1,872.0 million in Equalization revenue (including TTP) in the fiscal year ending March 31, 2013, down from $1,941.7 million received in the previous fiscal year.

The Government of Canada introduced a growth ceiling in 2009/10 to ensure growth in total Equalization does not exceed that of the economy as measured by a three-year moving average of national nominal Gross Domestic Product. The ceiling, combined with a relative strengthening in the provincial economy and the recent downturn in Canada’s overall economic condition, has reduced Manitoba’s Equalization payments in recent years, from $2,063.4 million in 2009/10 to $1,872.0 million in 2012/13, including TTP.

The CHT is the primary Federal transfer to Provinces and territories in support of health care. Total CHT cash, for all Provinces and territories, will reach $29 billion in 2012/13, up from the $19.0 billion base established by the 10-Year Plan to Strengthen Health Care, the Accord signed by all First Ministers in 2004. A 6% annual escalator has been applied to the CHT since 2005/06, ensuring predictable and growing support for health care. The CHT allocation formula includes both cash and tax points. The Province has budgeted $1,062.5 million in CHT revenue in 2012/13, up from $999.9 million received in the previous fiscal year.

The CST supports Provinces and territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. The Government of Canada made a number of changes to the CST in Federal Budget 2007, including moving to an equal per capita cash allocation starting in 2007/08 and legislating a 3% annual escalator, effective in 2009/10. The Province has budgeted $429.2 million in CST revenue in 2012/13, up from $417.1 million received in the previous fiscal year.

The Federal-Provincial Fiscal Arrangements Act has a provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to receive stabilization funding in 2012/13.

Core Government Expenses

Health and Healthy Living. For the fiscal year ending March 31, 2013, expenditure for Health and Healthy Living is budgeted at $5,152.2 million, an increase of 3.0% over the prior year’s budget. This is the largest single expense category and represents 44.0% of the Province’s total budgeted Expenditure Estimate. Health and Healthy Living includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2013 is budgeted at $2,321.9 million, an increase of 3.3% over the prior year, and represents 19.9% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,632.7 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $689 million for the fiscal year ending March 31, 2013.

Family Services. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 9.2% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2013, expenditure for Family Services is budgeted at $1,076.8 million, a decrease of 22.4% over the prior year’s budget primarily reflecting a transfer of functions to Community, Economic and Resource Development.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $2,179.1 million for the fiscal year ending March 31, 2013, an increase of 33% from the prior year, primarily reflecting the transfer of functions. This represents 18.6% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $653.8 million.

Justice and Other Government. Expenditure for Justice and Other Government is budgeted at $835.5 million, an increase of 2.2% over the prior year and represents 7.1% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are reflected as a expenditure under Justice and Other Expenditures, and are budgeted at $319.7 million for the fiscal year ending March 31, 2013.

Expenditure for provincial assistance to local governments is budgeted at $363.9 million for the fiscal year ending March 31, 2013 and includes $161.1 million to the City of Winnipeg and $14.2 million for grants in lieu of taxes to municipalities.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $258.0 million, an increase of 0.1% over the prior year’s budget. For the fiscal year ending March 31, 2013, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,396.7 million, which is reduced by $75.1 million of interest income, $773.8 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $289.8 million in interest recovery from other provincial departments in respect of teacher’s pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2012, was $255.3 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $10,990.9 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2008 through 2012 and the allowance for losses on realization of assets as at March 31, 2012:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2008	2009	2010	2011	2012	2012 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$7,141,491	$7,835,527	$8,288,456	$8,467,534	$9,095,362	$—
The Manitoba Housing and Renewal Corporation	331,804	350,258	378,678	423,169	517,123	183,699
The Manitoba Agricultural Services Corporation	324,698	346,394	339,372	334,748	345,109	29,111
The Manitoba Lotteries Corporation	180,445	172,608	159,851	152,229	176,949	—
Manitoba Development Corporation	103,983	106,696	125,525	119,460	133,871	35,781
Other (3)	209,711	312,887	459,870	573,663	722,444	6,753

Total	$8,292,132	$9,124,370	$9,751,752	$10,070,803	$10,990,858	$255,344

(1)	Crown organizations also have debt not guaranteed by the Province which consists of $133.6 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $74.0 million held by various First Nations Bands and $2.6 million of assumed mortgages on existing property.
(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2012, the Corporation had total assets of $642.1 million represented by $286.7 million of projects completed or under construction, owned land held for development and/or sale having a book value of $61.8 million, loans and mortgages receivable of $128.8 million and other assets of $164.8 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers. At March 31, 2012, MASC had total assets of $629.8 million, of which $318.2 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2012, MASC’s operating deficit was $187.9 million, after Provincial operating grants of $315.9 million. As at March 31, 2012, the accumulated surplus of MASC was $100.4 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2008 through 2012.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2008	2009	2010	2011	2012
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$16,156,648	$16,847,008	$18,194,304	$19,343,999	$21,649,524
Issues hedged to Canadian Dollars	3,183,550	3,173,450	3,768,323	4,288,423	4,849,937
U.S. Dollars	2,161,725	2,398,224	2,034,298	1,554,880	1,698,470
Issues hedged to U.S. Dollars	673,710	607,994	391,348	328,844	338,082

Total Direct Funded Borrowings	22,175,633	23,026,676	24,388,273	25,516,146	28,536,013
Less: Sinking Funds	(4,172,204)	(3,626,169)	(3,568,399)	(2,780,878)	(2,842,360)

Net Direct Funded Borrowings	$18,003,429	$19,400,507	$20,819,874	$22,735,268	$25,693,653

Raised for the purpose of:
General Government Programs (3)	$8,961,246	$9,578,166	$10,848,398	$11,864,835	$13,917,856
The Manitoba Hydro-Electric Board	6,449,358	7,176,365	7,479,086	8,198,291	8,745,701
Other Self-Sustaining Borrowings	2,094,546	2,173,218	2,427,776	2,621,323	2,983,096
Loans Payable to Government Business Enterprises and Other	498,279	472,758	64,612	50,819	47,000

Net Direct Funded Borrowings	$18,003,429	$19,400,507	$20,819,874	$22,735,268	$25,693,653

(1)	Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
(2)	Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2011 and 2012, the amounts of such debentures were $492 million.
(3)	Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2012, the Province issued funded borrowings of $2,649.5 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for The Manitoba Hydro Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2008 through 2012.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2008	2009	2010	2011	2012
	(In thousands of dollars)

Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$351,757	$402,003	$254,701	$165,101	$256,600

Issued by:
The Manitoba Hydro-Electric Board	$346,584	$398,353	$251,051	$162,601	$254,100
Other	5,173	3,650	3,650	2,500	2,500

Net Guaranteed Borrowings (1)	$351,757	$402,003	$254,701	$165,101	$256,600

(1)	The table does not include guarantees of the Province totalling $14.8 million as at March 31, 2012.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2012:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars(2)	U.S. Dollars(2)(3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,435	$—	$1,435	$—	$1, 435
2013 (4)	2,263	—	2,263	316	1,947
2014	1,723	738	2,461	308	2,153
2015	2,415	100	2,515	97	2,418
2016	2,061	—	2,061	157	1,904
2017	2,141	500	2,641	224	2,417

	12,038	1,338	13,376	1,102	12,274

2018-2022	5,574	699	6,273	1,630	4,643
2023-2032	2,350	—	2,350	73	2,277
2033-2064	6,488	—	6,488	5	6,483
2013-2025 Government Business Enterprises	10	—	10	0	10
2013-2025 Health Care Facilities	259	—	259	33	226
2013-2018 Government of Canada	37	—	37	—	37

	$26,756	$2,037	$28,793	$2,843	$25,950

(1)	The table does not include guarantees of the Province totalling $14.8 million as at March 31, 2012.
(2)	Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.9 billion) are stated at the Canadian dollar equivalent at March 31, 2012.
(4)	Short Term Borrowings represent 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowings together with the 2013 maturities represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2012, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2012 amounted to $2,431.8 million, including $752.5 million of accounts payable, $175.5 million of accrued interest and $1,503.8 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $2,060.1 million, represented by $454.3 million of March 2012 tax revenue receivables, $444.9 million of other receivables, $15.7 million of interest receivable and $607.4 million of accounts receivable from the Federal and other governments and $698.1 million in cash and equivalents, less a valuation allowance of $160.3 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2008 through 2012.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$11,930	$12,302	$13,456	$14,323	$16,376
Less Sinking Funds	(2,963)	(2,719)	(2,603)	(2,458)	(2,458)

Net General Government Programs	8,967	9,583	10,853	11,865	13,918

The Manitoba Hydro-Electric Board	7,497	8,256	8,540	8,635	9,352
Less Sinking Funds	(692)	(659)	(809)	(269)	(350)

Net The Manitoba Hydro-Electric Board	6,805	7,597	7,731	8,366	9,003

Other Crown Organizations, Public Sector Entities and Loans Payable	3,978	3,863	3,605	3,818	4,179
Less Sinking Funds	(782)	(536)	(366)	(292)	(276)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,196	3,327	3,238	3,526	3,904

Net Public Sector Debt	$18,968	$20,507	$21,822	$23,757	$26,825

Consisting of:
Direct Debt of the Province (1)	$20,627	$21,545	$23,159	$24,217	$27,029
Guaranteed Debt of the Province (1)	352	402	255	165	257
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,426	2,474	2,186	2,395	2,622

Total Public Sector Debt	23,405	24,421	25,600	26,777	29,908
Less: Accumulated Sinking Funds	(4,437)	(3,914)	(3,778)	(3,020)	(3,084)

Net Public Sector Debt	$18,968	$20,507	$21,822	$23,757	$26,825

(1)	U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2008 through 2012, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2008	2009	2010	2011	2012
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$18,968	$20,507	$21,822	$23,757	$26,825
Per Capita	15,886	17,004	17,887	19,221	21,426
As a Percent of Personal Income	49.7%	50.6%	53.0%	56.0%	60.9%
As a Percent of Nominal Gross Domestic Product	38.8	39.7	42.3	43.8	47.1
Total Net Direct Funded Borrowings of the Province (in millions)	$18,003	$19,401	$20,820	$22,735	$25,693
Per Capita	15,078	16,087	17,066	18,394	20,521
As a Percent of Personal Income	47.2%	47.9%	50.5%	53.6%	58.4%
As a Percent of Nominal Gross Domestic Product	36.8	37.5	40.4	41.9	45.1
Net Borrowings Issued for General Government Programs (in millions)	$8,967	$9,583	$10,853	$11,865	$13,918
Per Capita	7,510	7,946	8,896	9,599	11,116
As a Percent of Personal Income	23.5%	23.7%	26.3%	28.0%	31.6%
As a Percent of Nominal Gross Domestic Product	18.3	18.5	21.1	21.9	24.4
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	2.4%	2.0%	2.4%	2.2%	2.1%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase summary net debt.

SUMMARY NET DEBT

	As of March 31,
	2008	2009		2010		2011		2012
	(In millions of dollars)
Total Financial Assets (1)	$11,885	$8,956	(2)	$9,840	(2)	$9,931	(2)	$10,628	(2)

Liabilities:
Borrowings (3)	14,734	14,891		16,142		17,150		19,603
Accounts Payable, accrued charges, provisions and unearned revenue	3,242	3,554		3,537		3,575		3,902
Pension Liability	4,470	1,991	(2)	1,768	(2)	1,731	(2)	1,634	(2)

Total Liabilities	22,446	20,436		21,447		22,456		25,139

Summary Net Debt	$10,561	$11,480		$11,607		$12,525		$14,511

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	21.6%	22.2%		22.5%		23.1%		25.5%

(1)	Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets. Excludes The Manitoba Hydro-Electric Board Sinking Fund Investments held in trust.
(2)	Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.
(3)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

Pension Liability

The Province participates in various pension plans. The two primary plans in which the Province directly participates are the Civil Service Superannuation Plan, and the Teachers’ Pension Plan. As per the Acts that administer these plans, the Province is responsible for 50% of pension benefits earned by employees. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in an irrevocable trust.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this plan is not recognized in the summary financial statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this plan of $129 million (2011 — $113 million). At December 31, 2011 the Plan had a deficiency of net assets available for benefits over pension obligations of $547 million. The Plan is addressing this deficiency through increased employer and employee contributions and is evaluating its investment strategies.

As at March 31, 2012, the Province’s total gross pension obligation for all these plans (except health) was $7,338 million (2011 — $7,118 million) or $1,634 million net of plan assets (2011 — $1,731 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2010. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $2,418 million on an indexed basis as at March 31, 2012 (2011 — $2,372 million) or at $613 million net of plan assets as at March 31, 2012 (2011 — $794 million). The reduction in the year over year amount net of plan assets reflects a deposit into the pension asset fund of $240 million in 2012.

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2009 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $3,089 million on an indexed basis at March 31, 2012 (2011 — $2,982 million) or $1,009 million net of plan assets at March 31, 2012 (2011 — $903 million).

An actuarial valuation and report of the Province’s liability to other pension plans was calculated at $1,831 million on an indexed basis at March 31, 2012 (2011 — $1,764 million) or at $12 million net of plan assets at March 31, 2012 (2011 — $34 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding Province Business Enterprises such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below):

	As at March 31,
	2011	2012
	(In millions of dollars)
Civil Service Superannuation Fund	$794	$613
Teachers’ Retirement Allowances Fund	903	1,009
Other Pension Plans	34	12

Pension Liability (1)	$1,731	$1,634

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province continues to set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $1,100 million from the Operating Fund to the CSSF during the past four fiscal years. In addition, the Province provided funding of $1,502 million to the TRAF during the fiscal year 2008 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2012, Manitoba Hydro and its subsidiaries have a liability for pension obligations of $1,121 million (2011 — $923 million), and pension assets of $853 million (2011 — $847 million). These amounts are not included in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (Centra Gas), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. As a result, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 543,000 customers and natural gas service to approximately 268,000 customers within the Province. In addition, Manitoba Hydro currently has 26 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan. The opening of the Midwest Independent Transmission System Operator (Midwest ISO) market in 2005 has reduced the need to transact bilaterally with some counterparties.

At March 31, 2012, Manitoba Hydro’s total generating capability was 5,485 megawatts. Of this generating capability, hydro-electric stations represented 91.5%, thermal-electric stations 8.3% (6.6% natural gas and 1.7% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2012, 92.5% of the total energy supply of 35.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.2%, by imports 4.7% and by wind purchase 2.6%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2012 was $61 million, compared to net income of $150 million in the previous fiscal year. The decrease in net income of $89 million was largely attributable to lower electricity prices in export markets and higher power purchases. Manitoba Hydro’s debt/equity ratio of 74:26 was below the long-term target of 75:25.

Electricity

As at March 31, 2012, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,017 megawatts, including five stations with a total capability of 3,949 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 458 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2012, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,745 circuit kilometers.

For purposes of exporting firm energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 150,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,175,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. For the interchange of power on a short-term basis to provide for economy of operations and system emergencies, additional non-firm import and export transfer capability may be available on all three interfaces depending on the operating conditions at the time.

During the fiscal year ended March 31, 2012, Manitoba Hydro sold a total of 31.1 billion kilowatt-hours of electricity, representing a decrease of 1% from the fiscal year ended March 31, 2011. Extraprovincial sales accounted for 10.3 billion kilowatt-hours, a decrease of 2.4% from the prior year, or 33.2% of total electricity sales for the fiscal year ended March 31, 2012. Imports accounted for 1.7 billion kilowatt-hours, an increase of 24.5% from the fiscal year ended March 31, 2011. Wind purchases accounted for 0.9 billion kilowatt-hours.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 268,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,792 kilometers) and distribution (7,498 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2012, Centra Gas had total gas deliveries of 65.9 billion cubic feet, a decrease of 6.5% from the prior year. These gas deliveries were comprised of 18.0 billion cubic feet to residential customers, 25.7 billion cubic feet to commercial and industrial customers, and 22.2 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by the Public Utilities Board of Manitoba (PUB). In April 2012, Manitoba Hydro implemented a two percent overall electricity rate increase. Manitoba Hydro has also received approval from the PUB for an interim electricity rate increase of 2.5% for all domestic customer classes, effective September 1, 2012. Manitoba Hydro is also seeking the approval of the PUB to increase rates by a further 3.5% effective April 1, 2013. An oral hearing is scheduled to begin in December 2012. Manitoba Hydro’s electricity customers continue to enjoy the lowest rate structure in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs.

Centra Gas also offers a fixed rate service for primary natural gas supply which allows customers to fix their natural gas rates for terms of up to five years. The fixed rate service is offered to residential and commercial customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31
	2008		2009		2010		2011		2012
Electricity
Installed Generating Capability (in megawatts)	5,475		5,490		5,511		5,499		5,485
Manitoba Firm Peak Demand (in megawatts)	4,273		4,477		4,359		4,261		4,343
Energy Supply (in millions of kilowatt-hours)
Generated	35,366		34,541		33,974		34,115		33,249
Purchased (scheduled energy)	1,893		2,270		1,455		1,349		1,679
Wind Purchases	355		383		333		406		909

	37,614		37,194		35.762		35,870		35,837

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	21,061		21,210		20,486		20,787		20,770
Extraprovincial (scheduled energy deliveries)	12,129		11,417		11,149		10,578		10,321

	33,190		32,627		31,635		31,365		31,091

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,074,583		$1,126,812		$1,144,891		$1,200,381		$1,191,117
Extraprovincial	624,971		622,646		426,641		398,307		363,044

	$1,699,554		$1,749,458		$1,571,532		$1,598,688		$1,554,161

Number of Customers	521,599		527,472		532,359		537,299		542,681
Average Revenue per kilowatt-hour
Manitoba	5.10	¢	5.31	¢	5.59	¢	5.77	¢	5.73	¢
Extraprovincial	5.15	¢	5.45	¢	3.83	¢	3.77	¢	3.52	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	2.94	¢	3.34	¢	3.34	¢	3.43	¢	3.58	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	22.8		26.8		23.6		20.9		18.0
Commercial/Industrial	31.5		28.3		25.3		29.0		25.7
Transportation	21.8		21.3		21.8		20.6		22.2

	76.1		76.4		70.7		70.5		65.9

Number of Customers	261,159		263,008		264,301		265,961		267,699
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$292,834		$319,733		$253,240		$233,847		$195,338
Commercial/Industrial	229,676		252,830		193,399		163,822		127,774
Transportation	4,205		5,165		5,246		4,994		4,602
Other	1,967		1,901		1,924		1,394		990

	$528,684		$579,629		$453,809		$404,057		$328,704

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2012, and the estimated capital expenditures during the five-year period ending March 31, 2017.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2009	2010	2011	2012	2013	2014	2015-2017
Electricity
Major New Generation & Transmission	$543,540	$678,986	$657,469	$567,780	$762,625	$1,059,965	$4,496,372

Generation Upgrades	56,394	91,196	113,745	105,495	79,704	74,414	204,204
Transmission & Stations	79,050	84,042	108,718	114,253	115,168	177,305	365,424
Distribution & Other	213,561	229,943	220,183	245,474	243,630	206,565	656,327
Natural Gas
Distribution & Other	39,232	33,482	33,916	37,676	42,755	31,600	78,052

	$931,777	$1,117,649	$1,134,031	$1,070,678	$1,243,882	$1,549,849	$5,800,379

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,275 million for the five-year period ending March 31, 2017. Manitoba Hydro expects internally generated funds to be sufficient to fund these capital expenditures.

The 200-megawatt Wuskwatim generating station, located on the Burntwood River 45 kilometers southwest of Thompson, is being developed by the Wuskwatim Power Limited Partnership, a partnership involving Manitoba Hydro and Nisichawayasihk Cree Nation. It is the first generating station to be built in Manitoba in nearly two decades and the first formal partnership arrangement in Canada involving a First Nation and an electric utility for development of a major generating station. The first generating unit was placed in service in June 2012 followed by the second unit in August 2012 and the final unit in October 2012.

Manitoba Hydro’s resource plan indicates new generation is required in 2022/23 to meet the current projection of Manitoba load requirements under dependable energy conditions. Manitoba Hydro is actively planning a number of projects such as Bipole III transmission and Keeyask and Conawapa generating stations in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. In addition, the plan facilitates access to that power market by securing transmission, and provides new interconnection capability. All of these plans, taken together, would involve investment of approximately $18 billion . Construction of the new generation projects will only proceed once additional firm export sales contracts are secured, extensive consultations with stakeholders and First Nations are concluded and environmental and regulatory approvals are received.

Bipole III is a proposed new high voltage direct current (HVDC) transmission project required to improve overall system reliability and dependability as well as provide additional capacity for delivery of existing and proposed hydroelectric generation to southern markets. The project includes the HVDC transmission line, energy conversion facilities, and system connections. The proposed Bipole III route, which is approximately 1,364 km in length, will originate at a new northern converter station site, travel south and west of Lakes Winnipegosis and Manitoba, and terminate at a new southern converter site east of Winnipeg. The environmental impact statement of the new Bipole III was filed with Manitoba Conservation in December 2011. Public hearings on the project by the Clean Environment Commission commenced in the fall of 2012. Construction is scheduled to begin, pending regulatory approval, in the winter of 2012/13 with a projected in-service date of 2017.

The proposed 695-megawatt Keeyask Generating Station will be developed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN): Tataskweyak Cree Nation; War Lake First Nation; Fox Lake Cree Nation; and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the four Keeyask Cree Nations was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. A Keeyask Infrastructure Agreement was negotiated between Manitoba Hydro and the KCN enabling an early start to construction of the access road to the site and the construction camp. The project description was filed with the Federal Major Projects Management Office in July 2011 and the Environmental Act Proposal form was filed with Manitoba Conservation in December 2011. The application for the Keeyask Project Interim Water Power License was submitted to the Province in early 2012. The environmental impact statement was submitted to Manitoba Conservation and Water Stewardship and to the Canadian Environmental Assessment Agency in July 2012. The planned construction start is in 2014 with a projected in-service date of 2019.

The proposed 1,485-megawatt Conawapa generating station would be built on the Nelson River, approximately 320 km northeast of Thompson, in the Fox Lake Resource Management Area. A formal planning process is underway with the communities in the vicinity of the project, including Fox Lake Cree Nation, York Factory First Nation, the Cree Nation partners (Tataskweyak Cree Nation and War Lake First Nation) and the Shamattawa First Nation. Activities are progressing to complete the project description, preliminary engineering and the environmental assessment. The Environmental Act Proposal form is expected to be filed in 2013. The earliest planned construction start would be in December 2016 with a projected in-service of 2025.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)
Jenpeg	Nelson	129
Kelsey	Nelson	250
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	129
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	75
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,017
Brandon & Selkirk Thermal		458

Total Integrated System Capability		5,475

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,305
Gillam Island	Nelson	900
Keeyask	Nelson	630
Whitemud	Nelson	290
Red Rock	Nelson	230
Wuskwatim	Burntwood	200
Manasan	Burntwood	250
First Rapids	Burntwood	195
Notigi	Burntwood	100

		4,100

Total		9,575

(1)	Net capacity addition to the integrated system.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (NSP), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On May 27, 2010, the parties entered into 3 contracts providing for (i) the sale to NSP of 375 megawatts of power in the summer seasons and 325 megawatts of power in the winter seasons for May 2015 through April 2025, (ii) the sale to NSP of 125 megawatts of power for May 2021 to April 2025 conditional on Manitoba Hydro awarding on or before May 1, 2018 a major general civil contract for the construction of a new generating facility with an installed capacity of at least 1,000 megawatts, and (iii) a 350 megawatt Seasonal Diversity Agreement under which capacity, and energy that may be exported from Manitoba in the summer months and returned to Manitoba in the winter months for the period May 2015 through April 2025. Approval of these contracts is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada. The Minnesota Public Utilities Commission issued an order approving the contracts on May 26, 2011. The National Energy Board issued an export permit approving the 375/325 megawatt sale and the 350 megawatt Seasonal Diversity Agreement on Feb 2, 2012. An NEB application for the 125 megawatt sale will be filed by Manitoba Hydro prior to the start of the sale. In addition, two agreements were signed on May 27, 2010 to terminate the existing diversity arrangements (described below) with NSP on April 30, 2015.

On May 19, 2011, Manitoba Hydro and Minnesota Power (MP) entered two contracts providing for (i) a 250 megawatt power sale to MP from June 2020 to May 2035, and (ii) an Energy Exchange Agreement to provide Manitoba Hydro with firm transmission service to import energy during the period June 2020 to May 2035. The 250 megawatt power sale contract is conditional upon the construction of the Keeyask Generating Station and construction of at least 250 megawatts of transmission facilities in Manitoba and the United States. MP received approval of the 250 megawatt power sale and Energy Exchange Agreement from the Minnesota Public Utilities Commission on February 1, 2012. Manitoba requires NEB approval of the 250 megawatt power sale and an application will be filed prior to the start of the sale.

In March 2008, Manitoba Hydro and Wisconsin Public Service (WPS) signed a Term Sheet that sets out the significant terms for a 500 megawatt power sale from 2018 to 2032. On May 19, 2011, Manitoba Hydro and WPS entered into contracts providing for (i) the sale of 100 megawatts of power during the period June 2021 to May 2027, and (ii) a 108 megawatt long term surplus energy sale. The 108 megawatt long term surplus energy sale when combined with the 100 megawatt energy contract signed in May 2009 covers the period from June 2009 to May 2023. Approval of the 100 megawatt power sale contract with WPS is required by the National Energy Board of Canada. Negotiations are continuing to expand the Wisconsin power sale up to 500 megawatts, which will require the construction of the Conawapa Generating Station and new transmission facilities in Manitoba and the United States.

Manitoba Hydro has a 150 megawatt Seasonal Diversity Exchange Agreement with Great River Energy that will continue until April 2015. In addition, Manitoba Hydro has 150 megawatt and 200 megawatt Seasonal Diversity Exchange Agreements with NSP that continue until April 2015. These Seasonal Diversity Exchange Agreements provide capacity, and energy that may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other existing long-term firm export power sales include:

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midwest ISO which allows Manitoba Hydro to participate in the Midwest ISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 100,000 megawatts of generation capacity over 49,000 miles of high voltage transmission lines in all or parts of 11 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2007 through 2011.

	Average Noon Spot Rates
Foreign Currency	2007	2008	2009	2010	2011
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.0748	$1.0660	$1.1420	$1.0299	$0.9891

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2007	2008	2009	2010	2011
High	$1.1853	$1.2447	$1.3066	$1.0778	$1.0604
Low	0.9170	0.9952	0.9755	0.9961	0.9449

Source: Bank of Canada.

At March 31, 2012, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $0.9991.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (1)

AS AT MARCH 31, 2012

(with comparative figures for 2011)

	2011	2012
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$1,047	$1,244
Temporary investments	345	286
Amounts receivable	1,341	1,677
Inventories for resale	61	65
Portfolio investments	2,765	2,784
Loans and advances	802	955
Equity in Government Business Enterprises	3,570	3,617

TOTAL FINANCIAL ASSETS	$9,931	$10,628

LIABILITIES
Borrowings	17,150	19,603
Accounts payable, accrued charges, provisions and unearned revenue	3,575	3,902
Pension liability	1,731	1,634

TOTAL LIABILITIES	22,456	25,139

NET DEBT	(12,525)	(14,511)

NON-FINANCIAL ASSETS
Inventories held for use	50	59
Prepaid expense	51	50
Tangible capital assets	8,187	9,097

	8,288	9,206

ACCUMULATED DEFICIT (2)	$(4,237)	$(5,305)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with the 2012 presentation.
(2)	In the March 31, 2012 fiscal year, restatements of the March 31, 2011 accumulated deficit and net income for the year were made in compliance with the Government’s accounting policies or for the correction of errors.

A. First Time Adoption of IFRS

The PSAB of the CICA’s Accounting Standards Board has announced that effective January 1, 2011 Canadian publicly accountable enterprises will adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. GBEs, with the exception of rate regulated entities, are required to adopt IFRS for their financial reporting. This has resulted in an increase in the opening accumulated deficit and net debt of $30 million (2011 — $18 million increase).

B. Inclusion of New Entities into the Government Reporting Entity

Adjustments were made to the opening accumulated deficit for the March 31, 2011 fiscal year to account for the addition of additional entities identified through a review of existing entities and the application of public sector accounting standards. The entities included the Deposit Guarantee Corporation of Manitoba which has been classified as a government business enterprise. This has resulted in a decrease in the opening accumulated deficit and net debt of $164 million (2011 — $147 million decrease).

C. Correction of Accrued Sick Pay Benefit liabilities

During the previous year, it was noted that a liability for accrued sick pay benefit obligations was not reported on the summary financial statements in accordance with public sector accounting standards. Under public sector accounting standards, liabilities are to be reported when there is an appropriate basis of measurement of the value of the liability. This was accomplished during the current fiscal year. The correction of this misstatement has resulted in an increase to the opening accumulated deficit and net debt of $62 million (2011 — $62 million increase).

D. Correction of Healthcare liabilities

During the year, it was noted that a liability for healthcare related expenses was overstated resulting in a duplication of certain expenditures. The correction of this misstatement has resulted in a decrease to the opening accumulated deficit and net debt of $133 million (2011 — $63 million decrease).

E. Correction of Pension liability

When certain funded pensions are in a surplus position and the government does not have access to the use of the surpluses a surplus adjustment or allowance is required to correctly reflect the government’s overall pension obligation. During the year it was noted that the surplus adjustments that were recorded in previous years were incorrectly calculated and had been overstated. The correction of this misstatement has resulted in a decrease to the opening accumulated deficit and net debt of $41 million (2011 — $32 million decrease) and an increase in the 2011 income of $9 million.

F. Other

During the year, the Government identified and corrected errors related to the valuation of certain accounts payable and the duplication of expenditures recognized in previous years. This correction resulted in an increase in opening financial assets of $55 million, a decrease in opening tangible capital assets of $46 million, a decrease in opening accumulated deficit of $10 million (2011 — $2 million decrease) and net debt of $56 million (2011 — $31 million decrease) and an increase of 2011 income of $8 million.

During the year a correction was made to reduce deferred revenue for income earned in a previous year. This correction resulted in a decrease in opening accounts payable of $10 million, a decrease in opening accumulated deficit and net debt of $10 million (2011 — $10 million decrease) and no change to the 2011 income.

As a result of the above noted changes, the opening net debt has decreased by $312 million (2011 — $203 million decrease) from the previously reported balances of $12,837 million (2011 — $11,810 million). In addition, the combined effect of the above changes has increased 2011 financial assets by $219 million, decreased 2011 non-financial assets by $46 million and decreased 2011 financial liabilities by $93 million.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)

FOR THE YEAR ENDED MARCH 31, 2012

(with comparative figures for 2011)

	2011	2012
	(In millions of dollars)
REVENUE
Income taxes:
Corporate income tax	$330	$424
Individual income tax	2,592	2,700
Other taxes:
Retail sales tax	1,618	1,702
Fuel taxes	256	269
Levy for health and education	269	292
Mining tax	42	62
Education property tax	690	691
Other taxes	531	515
Fees and other revenue	1,828	1,906
Federal transfers:
Equalization	2,001	1,942
Canada Health and Canada Social Transfers	1,365	1,426
Shared cost and other	681	964
Net income from government business enterprises	807	713
Sinking funds and other investment earnings	230	249

TOTAL REVENUE	13,240	13,855

EXPENSE
Health and Healthy Living	5,044	5,328
Education	3,330	3,489
Family Services	978	1,013
Community, Economic and Resource Development	2,400	2,771
Justice and Other Expenditures	894	1,438
Debt Servicing	773	815

TOTAL EXPENSE	13,419	14,854

NET LOSS FOR THE YEAR	$(179)	$(999)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with 2012 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)

AS AT MARCH 31, 2012

(with comparative figures for 2011)

	2011	2012
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(179)	$(999)
Changes in non-cash items:
Temporary investments	206	59
Amounts receivable	(82)	(428)
Valuation allowance	3	93
Inventories	16	(13)
Prepaids	(5)	1
Accounts payable, accrued charges, provisions and deferrals	38	327
Pension liability	(37)	(97)
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	(21)	(16)
Unamortized losses on derivative contracts	—	52
Loss on disposal of tangible capital assets	15	55
Amortization of tangible capital assets	438	476

	398	(484)
Other Comprehensive Income	142	(77)
Net assets acquired on amalgamation	—	8
Changes in equity in government business enterprises	(371)	(47)

Cash provided by (used in) operating activities	169	(600)

Capital Activities
Acquisition of tangible capital assets	(1,361)	(1,441)

Cash used in capital activities	(1,361)	(1,441)

Investing activities
Investments purchased	(2,082)	(1,567)
Investments sold or matured	1,672	838

Cash used in investing activities	(410)	(729)

Financing activities
Debt issued	3,639	5,424
Debt redeemed	(2,450)	(2,457)

Cash provided by financing activities	1,189	2,967

Increase (Decrease) in cash and cash equivalents	(413)	197
Cash and cash equivalents, beginning of year	1,460	1,047

Cash and cash equivalents, end of year	$1,047	$1,244

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with 2012 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2012 (2)

(with comparative figures for 2011)

	Utilities	Insurance	Finance	Total 2012	Total 2011
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$1,902	$1,412	$1,449	$4,763	$4,867

Expense:
Operations	1,418	1,352	850	3,620	3,627
Debt servicing	423	—	7	430	433

Total Expense	1,841	1,352	857	4,050	4,060

Net Income	61	60	592	713	807
Transfers to the Government	—	—	(592)	(592)	(582)

	61	60	—	121	225
Other comprehensive income	(40)	(37)	—	(77)	142
Net assets acquired on amalgamation	—	8	—	8	—
Equity restatement on contributed surplus	—	—	(5)	(5)	—

Net increase in equity in Government Business Enterprises	$21	$31	$(5)	$47	$367

(1)	Government Business Enterprises consist of the following as at March 31, 2012:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

The Workers Compensation Board

Finance:

The Manitoba Liquor Control Commission

The Manitoba Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2012

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans

ER	3-Dec-12	2002	5.25	$550,000	(1)
EW	17-Apr-13	2003	5.50	125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FM	1-Sep-14	2009	3.05	250,000	(1)
FC	3-Dec-14	2004	4.80	600,000	(1)
EY	3-Dec-15	2003	5.20	450,000	(1)
FF	1-Mar-16	2005	4.30	500,000	(1)
FW	1-Dec-16	2011	2.05	600,000	(1)
FX	1-Jun-17	2012	1.85	300,000	(1)
FJ	22-Sep-17	2007	4.70	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
FP	3-Jun-20	2010	4.15	800,000	(1)
FV	1-Dec-21	2011	3.85	600,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	950,000	(1)
FT	5-Mar-42	2011	4.40	400,000	(1)
FN	5-Mar-50	2009	4.70	300,000	(1)

Total Debenture Loans				11,374,945

Medium-Term Notes

C095-MTN	2-May-12	2008	Floating	425,000	(1)
C105-MTN	2-Jun-12	2009	Floating	250,000	(1)
C098-MTN	30-Jul-12	2008	Floating Step	115,700	(1)
C107-MTN	4-Sep-12	2009	Floating	300,000	(1)
C125-MTN	1-Feb-13	2011	Floating	104,000	(1)
C112-MTN	15-Mar-13	2010	Floating	200,000	(1)
C081-MTN	27-Sep-13	2005	Discount	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	25,650	(1)
C111-MTN	17-Apr-14	2010	Floating	145,000	(1)
C115-MTN	4-May-15	2010	Floating Step	100,000	(1)
C121-MTN	19-Apr-16	2011	Floating	430,000	(1)
C122-MTN	30-May-16	2011	Floating	10,000	(1)
C123-MTN	15-Sept-16	2011	Floating	350,000	(1)
S001-MTN	15-Sep-16	2011	Floating	75,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	94,795	(1)
C077-MTN	11-Feb-20	2005	STEP	475,000	(5)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C119-MTN	5-Sep-25	2010	4.40	665,000	(1)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(5)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	109,589	(1)
C124-MTN	5-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Mar-44	2007	5.00	157,035	(1)
C110-MTN	5-Mar-60	2009	5.20	225,000	(1)
C109-MTN	5-Mar-63	2009	4.625	105,000	(1)

				6,553,223

L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				100,000

H052	30-Apr-13	2009	Floating	84,000	(1)
H050	31-Oct-13	2009	Floating	270,000	(1)
H051	31-Oct-13	2009	Floating	150,000	(1)
H053	19-Apr-16	2011	Floating	50,000	(1)
H055	31-Aug-16	2011	Floating	11,000	(4)
H033	15-Nov-18	2007	5.50	80,000	(1)

				645,000

D155-MTN	15-Sep-12	2008	Floating	100,000	(5)
D167-MTN	1-Feb-13	2011	Floating	46,000	(1)
D151-MTN/RRB	1-Dec-13	2006	1.753	46,840	(1)
D165-MTN	15-Sep-16	2011	Floating	200,000	(1)
D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	94,795	(1)
D166-MTN	6-Jul-26	2011	Floating	11,000	(4)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				1,003,635

Total Medium Term Notes				8,301,858

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	(300,000)
EZ	3-Dec-13	2003	N/A	(390,500)
DT	23-Dec-25	1995	N/A	(130,000)

				(820,500)

Foreign Issues Swapped to Canadian Dollars:
FO	22-Apr-13	2010	N/A	207,850
EZ	3-Dec-13	2004	N/A	208,320
FS	28-Apr-14	2011	N/A	620,250
C106	30-Apr-14	2009	N/A	95,600
FL	5-May-14	2009	N/A	330,000
FI	17-Sep-14	2007	N/A	255,000
FQ	15-Jul-15	2010	N/A	628,800
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
FY	3-Apr-17	2012	N/A	593,400
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
C113	29-Mar-30	2010	N/A	102,923
S002	31-Oct-40	2011	N/A	55,864
C120	14-Oct-50	2010	N/A	70,300

				4,849,937

Total Canadian Dollars				23,706,240

(B) Payable in U.S. Dollars:
FO	22-Apr-13	2010	2.125	607,490	(1)(2)
FS	28-Apr14	2011	1.375	720,160	(1)(2)
FQ	15-Jul-15	2010	2.625	628,800	(1)(2)
AZ	17-Jul-16	1986	7.75	149,256	(1)(2)
FH	6-Dec-16	2006	4.90	499,550	(1)(2)
FY	3-Apr-17	2012	1.30	593,400	(1)(2)
BM	15-Jan-18	1988	9.125	199,820	(1)(2)
EE	15-Sep-18	1988	9.50	199,820	(1)
BU	1-Dec-18	1988	9.625	299,730	(1)(2)
CB	15-Jan-20	1990	8.80	249,775	(1)(2)
CD	1-Apr-20	1990	9.25	299,730	(1)(2)
CO	15-Sep-21	1991	8.875	299,730	(1)

				4,747,261

Swapped to Canadian Dollars:
FO	22-Apr-13	2010	N/A	(207,850)
FS	28-Apr-14	2011	N/A	(620,250)
FQ	15-Jul-15	2010	2.625	(628,800)
AZ	17-Jul-16	1986	N/A	(149,256)
FY	3-Apr-17	2012	N/A	(593,400)
BM	15-Jan-18	1988	N/A	(199,820)
BU	1-Dec-18	1988	N/A	(99,910)
CB	15-Jan-20	1990	N/A	(249,775)
CD	1-Apr-20	1990	N/A	(299,730)

				(3,048,791)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Foreign Issues swapped to U.S. Dollars:
DE	22-Jul-13	1993	N/A	188,217
EZ	3-Dec-13	2003	N/A	149,865
DT	23-Dec-25	1995	N/A	130,000

				468,082

Total US Dollars				2,166,552

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	298,809	(1)(3)
FL	5-May-14	2009	2.26	332,010	(1)(3)

				630,819

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.632	(298,809)
FL	5-May-14	2009	2.26	(332,010)	(1)(3)

				(630,819)

Total Swiss Francs				0

(D) Payable in Japanese Yen:
C036	21-Nov-16	2001	2.00	36,360	(1)(2)
C037	21-Nov-16	2001	2.03	12,120	(1)(2)

				48,480

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	(36,360)
C037	21-Nov-16	2001	2.03	(12,120)

				(48,480)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	245,760	(1)(2)

				245,760

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	Floating	(245,760)

				(245,760)

Total New Zealand Dollars				0

(F) Payable in Hong Kong Dollars:
C106	1-Sep-15	2009	3.00	77,208	(1)(2)

				77,208

Swapped to Canadian Dollars:
C106	1-Sep-15	2009	Floating	(77,208)

				(77,208)

Total Hong Kong Dollars				0

(G) Payable in Euros:
C113	29-Mar-30	2010	4.00	99,915	(1)(2)
C120	14-Oct-50	2010	3.15	66,610
S002	31-Oct-40	2011	3.24	53,288

				219,813

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(99,915)
C120	14-Oct-50	2010	3.15	(66,610)
S002	31-Oct-40	2011	3.24	(53,288)

				(219,813)

Total Euros				0

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Builder Bonds (Payable in Canadian Dollars)
BB # 10	15-Jun-13	2008	Floating	909	(6)
	15-Jun-13	2008	Fixed	2,306	(1)
	15-Jun-13	2008	Fixed	1,054	(1)
BB # 11	15-Jun-14	2009	Floating	44,173	(6)
	15-Jun-12	2009	Fixed	8,933	(1)
	15-Jun-14	2009	Fixed	2,131	(1)
	15-Jun-14	2009	Fixed	2,647	(1)
BB # 12	15-Jun-15	2010	Floating	40,521	(6)
	15-Jun-13	2010	Fixed	17,563	(1)
	15-Jun-15	2010	Fixed	2,752	(1)
	15-Jun-15	2010	Fixed	5,871	(1)

				128,859

Total Bonds and Debentures				26,001,651

Canada Pension Plan (Payable in Canadian Dollars)
	2012 – 2019	Various	5.67 – 9.45	88,012	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)

				491,996

Health Care Facilities
				259,150

Government of Canada
				47,000

Province of Manitoba Promissory Notes
	2012			135,000

Immigrant Investor Program (IIP)
	2011 – 2016	Various	1.597 – 4.60	301,218

Treasury Bills Payable in Canadian Dollars
	2011	Various		1,300,000	(7)

TOTAL BORROWINGS				$28,536,015

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2012

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Outstanding Amount	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board

Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$74
Series 2	15-Jun-93	1990	Matured	25
Series 3	15-Jun-96	1991	Matured	107
Series 4	15-Jun-97	1992	Matured	384
Series 5	15-Jun-01	1996	Matured	490
Series 6	15-Jun-02	1997	Matured	112
	15-Jun-00	1997	Matured	153
	15-Jun-02	1997	Matured	134
Series 10
5 yr floating	15-Jun-12	2007	Floating	4,681	(6)
5 yr fixed annual	15-Jun-12	2007	4.65	8,895	(1)
5 yr fixed compound	15-Jun-12	2007	4.65	6,410	(1)
Series 11
5 yr floating	15-Jun-16	2011	Floating	99,579	(6)
3 yr fixed annual	15-Jun-14	2011	2.50	8,636	(1)
5 yr fixed annual	15-Jun-16	2011	3.15	1,561	(1)
5 yr fixed compound	15-Jun-16	2011	3.15	5,861	(1)

				137,100

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				117,000	(1)

Total Self-Supporting Guaranteed Debt				254,100

Grow Bonds				2,500	(8)

Total Securities Guaranteed				$256,600

References:

1.	Non-callable/redeemable.
2.	All or part swapped into Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $100,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Puttable at the holder’s option.

V. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2008	2009	2010	2011	2012
	(In thousands of dollars)
Revenues
Electric
Manitoba	$1,074,581	$1,126,812	$1,144,891	$1,200,381	$1,191,117
Extraprovincial	624,971	622,646	426,641	398,307	363,044
Other revenue	22,940	34,926	11,770	18,099	18,898
Natural gas	527,527	579,629	453,809	404,058	328,704

	2,250,019	2,364,013	2,037,111	2,020,845	1,901,763

Expenses
Operating and administrative	390,784	441,670	439,538	463,712	472,834
Depreciation	349,258	367,542	384,356	392,749	381,324
Water rentals	123,767	123,000	121,033	120,163	119,301
Fuel and power purchased	134,027	176,383	103,974	106,169	145,632
Capital and other taxes	80,445	87,533	99,491	102,172	102,609
Cost of gas sold	385,995	430,561	315,641	260,637	196,900

	1,464,276	1,626,689	1,464,033	1,445,602	1,418,600

Net Income before Finance Expense	785,743	737,324	573,078	575,243	483,163

Finance Expense
Interest on debt	533,717	565,872	576,014	574,613	603,241
Amortization of debt discount and expense	(9,802)	(11,751)	(10,624)	3,170	573
Interest applied to construction	(50,896)	(56,037)	(101,105)	(138,363)	(170,173)
Investment income	(33,029)	(27,383)	(24,100)	(18,189)	(13,870)
Dual Currency Bonds	—	—	(30,101)	3,820	2,910

	439,990	470,701	410,084	425,051	422,681

Net Income	$345,753	$266,624	$162,994	$150,192	$60,482

VI. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2011	2012
	(In thousands of dollars)
ASSETS
Capital Assets
In service	$12,967,196	$13,630,501
Less accumulated depreciation	4,752,369	4,983,782

	8,214,827	8,646,719
Construction in progress	2,739,324	3,150,174

	10,954,151	11,796,893

Current Assets
Bank balances and temporary investments	69,643	50,177
Accounts receivable and accrued revenue	402,791	327,989
Interest receivable	3,554	3,687
Materials and supplies, at average cost	85,224	106,408

	561,212	488,261

Other Assets
Other deferred expenses and receivables	1,084,005	1,133,567
Sinking fund investments	281,857	371,978

	1,365,862	1,505,545

	$12,881,225	$13,790,699

LIABILITIES AND RETAINED EARNINGS

Long-term debt net of sinking fund	$8,341,350	$8,738,178
Deferred debt costs	(6,403)	(8,859)
Sinking fund shown as an asset	281,857	371,978

	8,616,804	9,101,297

Current Liabilities
Accounts payable and accrued liabilities	334,822	360,980
Notes payable	0	0
Accrued Interest	94,367	103,566
Current portion of long-term debt	29,793	281,170

	458,982	745,716

Other Liabilities
Deferred liabilities and credits	459,339	542,424
Asset purchase obligation	206,765	206,765

	666,104	749,189

Contributions in aid of construction	295,326	317,554
Minority Interest	87,094	99,937

Retained earnings	2,389,556	2,450,038

Accumulated other comprehensive income	367,359	326,968

	$12,881,225	$13,790,699

VII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2011	2012
	(In thousands of dollars)
Cash Provided From (Used For) Operations
Cash receipts from customers	$2,028,767	$1,997,942
Cash paid to suppliers and employees	(1,042,755)	(1,047,894)
Interest paid	(422,031)	(417,618)
Interest received	31,095	34,541

	595,076	566,971

Cash Provided From (Used For) Financing
Proceeds from long-term debt	915,375	697,988
Proceeds from issues of units of Wuskwatim Power Limited Partnership	24,612	12,842
Retirement of long-term debt	(722,890)	(25,154)
Premium (Discount) on long-term debt	—	—
Sinking fund withdrawal	646,142	23,420
Mitigation liability	49,039	55,786
Notes payable	—	—
Advances to Taskinigahp Power Corporation/ St. Joseph Wind Farm	(238,452)	(51,885)
Other	345	12,558

	674,171	725,555

Cash Used For Investment
Additions to capital assets net of contributions	(1,166,061)	(1,124,110)
Sinking fund payment	(119,295)	(97,807)
Investment in Subsidiaries	—	498
Net Obligation to the City of Winnipeg	(20,000)	(16,000)
Other	(68,477)	(74,573)

	(1,373,833)	(1,311,992)

Increase in Cash	(104,586)	(19,466)
Cash at Beginning of Year	174,232	69,643

Cash at End of Year	$69,646	$50,177

VIII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2011	2012
	(In millions of dollars)
Net Income	$150	$61

Other Comprehensive Income
Unrealized foreign exchange gains on debt in cash flow hedges	79	(54)
Realized foreign exchange gains on debt in cash flow hedges recognized in net income in the current year	1	0
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	2	14

	82	(40)

Comprehensive Income	$232	$21

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2011	2012
	(In millions of dollars)
Balance, beginning of the year	$285	$367
Other Comprehensive Income	82	(40)

Balance, end of year	$367	$327